May 17, 2018

Dear member,

You are cordially invited to attend the 37th Annual General Meeting of the members of Infosys Limited ('the Company') to be held on Saturday, June 23, 2018 at 3:00 p.m. IST at the Christ University Auditorium, Hosur Road, Bengaluru 560 029, Karnataka, India.

The Notice of the meeting, containing the business to be transacted, is enclosed herewith. As per Section 108 of the Companies Act, 2013, read with the related Rules and Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Company is pleased to provide its members the facility to cast their vote by electronic means on all resolutions set forth in the Notice. The instructions for e-voting are enclosed herewith.

Very truly yours,

Nandan M. Nilekani
Chairman

Enclosures :
1. Notice of the 37th Annual General Meeting (AGM)
2. Proxy form
3. Attendance slip
4. Instructions for e-voting

Note : Attendees who are differently-abled and require assistance at the AGM are requested to contact:
Bhawesh Kumar, Regional Head – Facilities, Infosys Limited, Electronics City, Hosur Road, Bengaluru 560 100, India.
Tel: 91 80 3980 2035 Ext : 2035, Mobile : 91 98451 80174

INFOSYS LIMITED
CIN : L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru 560 100, India
Tel : 91 80 2852 0261
Fax : 91 80 2852 0362
investors@infosys.com
www.infosys.com

Route map to the venue of the AGM

Christ University Auditorium
Hosur Road,
Bengaluru 560 029
Karnataka, India.
www.christuniversity.in

For queries, contact us:
+91 80 2852 0261
investors@infosys.com



From M. G. Road
Hosur Road
Hosur Main Road
Mico Factory
New Mico Road
Bannerghatta Main Road
Adugodi Police Station
NIMHANS
Bangalore Dairy
Dairy Circle Flyover
Bosch
Forum Mall
Dairy Circle Road
Christ University Auditorium
Koramangala
St. Anthony's Church
St. John's Hospital
Hosur Road
Sarjapur Road
Bannerghatta Main Road
Madiwala
From Silk Board
Outer Ring Road
Outer Ring Road
Silk Board

Notice of the 37th Annual General Meeting

Notice is hereby given that the 37th Annual General Meeting (AGM) of the members of Infosys Limited will be held on Saturday, June 23, 2018, at 3:00 p.m. IST at the Christ University Auditorium, Hosur Road, Bengaluru 560 029, Karnataka, India, to transact the following business:

Ordinary business

Item no. 1 – Adoption of financial statements

To consider and adopt the audited financial statements (including the consolidated financial statements) of the Company for the financial year ended March 31, 2018 and the reports of the Board of Directors ('the Board') and auditors thereon.

Item no. 2 – Declaration of dividend

To declare a final dividend of ₹20.50 per equity share and a special dividend of ₹10.00 per equity share. Further, to approve an interim dividend of ₹13.00 per equity share, already paid during the year, for the year ended March 31, 2018.

Item no. 3 – Appointment of U.B. Pravin Rao as a director liable to retire by rotation

To appoint a director in place of U.B. Pravin Rao (DIN: 06782450), who retires by rotation and, being eligible, seeks reappointment.

Explanation: Based on the terms of appointment, executive directors and the non-executive, non-independent Chairman are subject to retirement by rotation. U.B. Pravin Rao, who was appointed on August 18, 2017 in the current term, and is the longest-serving member on the Board, retires by rotation and, being eligible, seeks reappointment.

To the extent that U.B. Pravin Rao is required to retire by rotation, he would need to be reappointed as a director.

Therefore, shareholders are requested to consider and if thought fit, to pass the following resolution as an ordinary resolution:

RESOLVED THAT, pursuant to the provisions of Section 152 and other applicable provisions of the Companies Act, 2013, the approval of the members of the Company be, and is hereby accorded to the reappointment of U.B. Pravin Rao (DIN: 06782450) as a director, to the extent that he is required to retire by rotation.

Item no. 4 – Ratification of appointment of auditors

To ratify the appointment of auditors of the Company, and to fix the remuneration payable to them for the financial year ending March 31, 2019, as may be determined by the Board of Directors in consultation with the auditors, and that such remuneration may be paid on a progressive billing basis as may be agreed upon between the auditors and the Board of Directors.

Explanation: Under Section 139 of the Companies Act, 2013 ('the Act') and the Rules made thereunder, it is mandatory to rotate the statutory auditors on completion of the maximum term permitted under the said section. In line with the requirements of the Act, Deloitte Haskins & Sells LLP, Chartered Accountants (Firm registration number: 117366 W/W 100018) ('Deloitte') was appointed as the statutory auditors of the Company to hold office for a period of five consecutive years from the conclusion of the 36th Annual General Meeting of the Company held on June 24, 2017, till the conclusion of the 41st Annual General Meeting to be held in the year 2022, subject to ratification by shareholders at the general meeting or as may be necessitated by the Act from time to time. The first year of audit was of the financial statements for the year ending March 31, 2018, which included the audit of the quarterly financial statements for the year. Accordingly, the appointment of Deloitte Haskins & Sells LLP is being placed before the shareholders for ratification.

RESOLVED THAT, pursuant to Section 139, 142 and other applicable provisions of the Companies Act, 2013 and the Rules made thereunder, as amended from time to time, pursuant to the recommendations of the audit committee of the Board of Directors, and pursuant to the resolution passed by the members at the AGM held on June 24, 2017, the appointment of Deloitte Haskins & Sells LLP, Chartered Accountants (Firm registration number: 117366 W/W 100018) as the auditors of the Company to hold office till the conclusion of the next AGM be and is hereby ratified and that the Board of Directors be and is hereby authorized to fix the remuneration payable to them for

the financial year ending March 31, 2019, as may be determined by the audit committee in consultation with the auditors, and that such remuneration may be paid on a progressive billing basis as may be agreed upon between the auditors and the audit committee / Board of Directors.

Registered office:
Electronics City, Hosur Road
Bengaluru 560 100
India

April 13, 2018

by order of the Board of Directors
for Infosys Limited

A.G.S. Manikantha
Company Secretary

Notes

1. A member entitled to attend and vote at the AGM is entitled to appoint a proxy to attend and vote in the meeting instead of himself / herself, and the proxy need not be a member of the Company. A person can act as a proxy on behalf of a maximum of 50 members and holding in aggregate not more than 10% of the total share capital of the Company. A member holding more than 10% of the total share capital of the Company carrying voting rights may appoint a single person as proxy, provided that the person does not act as proxy for any other person or shareholder.
2. Corporate members intending to send their authorized representatives to attend the meeting are requested to send a certified copy of the Board resolution to the Company or upload it on the e-voting portal, authorizing their representative to attend and vote on their behalf at the meeting.
3. The instrument appointing the proxy, duly completed, must be deposited at the Company's registered office not less than 48 hours before the commencement of the meeting (on or before June 21, 2018, 3:00 p.m. IST). A proxy form for the AGM is enclosed.
4. During the period beginning 24 hours before the time fixed for the commencement of the AGM and until the conclusion of the meeting, a member would be entitled to inspect the proxies lodged during the business hours of the Company, provided that not less than three days of notice in writing is given to the Company.
5. Members / proxies / authorized representatives should bring the duly filled attendance slip enclosed herewith to attend the meeting.
6. The Register of Directors and Key Managerial Personnel and their shareholding, maintained under Section 170 of the Act, and the Register of Contracts or Arrangements in which the directors are interested, maintained under Section 189 of the Act, will be available for inspection by the members at the AGM.
7. The Register of Members and Share Transfer Books will remain closed on June 16, 2018 for the purpose of payment of the final dividend for the financial year ended March 31, 2018, special dividend and the AGM.
8. Subject to the provisions of the Act, dividend as recommended by the Board, if declared at the meeting, will be paid within a period of 30 days from the date of declaration, to those members whose names appear on the Register of Members as at the end of June 15, 2018. The final dividend is ₹20.50 per equity share and special dividend is ₹10.00 per equity share. The dividend will be paid on or before June 26, 2018.
9. Members whose shareholding is in electronic mode are requested to direct change of address notifications and updates of bank account details to their respective depository participant(s). We urge the members to utilize the Electronic Clearing System (ECS) for receiving dividends.
10. Members are requested to address all correspondence, including on dividends, to the Registrar and Share Transfer Agents, Karvy Computershare Private Limited, Unit: Infosys Limited, Karvy Selenium Tower B, Plot 31-32, Gachibowli, Financial District, Nanakramguda, Hyderabad 500 032.
11. Members wishing to claim dividends that remain unclaimed are requested to correspond with the Registrar and Share Transfer Agents as mentioned above, or to the Company Secretary, at the Company's registered office. Members are requested to note that dividends that are not claimed within seven years from the date of transfer to the Company's Unpaid Dividend Account, will, as per Section 124 of the Act, be transferred to the Investor Education and Protection Fund (IEPF). Shares on which dividend remains unclaimed for seven consecutive years will be transferred to the IEPF as per Section 124 of the Act, and the applicable rules.
12. We urge members to support our commitment to environmental protection by choosing to receive their shareholding communication through email. You can do this by updating your email addresses with your depository participants.

13. In compliance with Section 108 of the Act, read with corresponding rules, and Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ('the Listing Regulations'), the Company has provided a facility to its members to exercise their votes electronically through the electronic voting (e-voting) service facilitated by the National Securities Depository Limited (NSDL). The facility for voting will also be made available at the AGM and members attending the AGM, who have not already cast their votes by remote e-voting shall be able to exercise their right at the AGM. Members who have cast their votes by remote e-voting prior to the AGM may attend the AGM but shall not be entitled to cast their votes again. The instructions for e-voting are annexed to the Notice. The Board has appointed Parameshwar G. Hegde, Practicing Company Secretary, as the Scrutinizer to scrutinize the e-voting / ballot process / instapoll in a fair and transparent manner.
14. The e-voting period commences on June 18, 2018 (9:00 a.m. IST) and ends on June 22, 2018 (5:00 p.m. IST). During this period, members holding shares either in physical or dematerialized form, as on the cut-off date, i.e. June 16, 2018 may cast their vote electronically. The e-voting module will be disabled by NSDL for voting thereafter. A member will not be allowed to vote again on any resolution for which the vote has already been cast. The voting rights of members shall be proportionate to their share of the paid-up equity share capital of the Company as on the cut-off date, i.e. June 16, 2018. E-voting rights cannot be exercised by a proxy, though corporate and institutional shareholders shall be entitled to vote through their authorized representatives with proof of their authorization.
15. The Annual Report 2017-18, the Notice of the 37th AGM, and instructions for e-voting, along with the attendance slip and proxy form, are being sent by electronic mode to members whose email addresses are registered with the Company / depository participant(s), unless a member has requested for a physical copy of the documents. For members who have not registered their email addresses, physical copies are being sent by the permitted mode.
16. Members may also note that the Notice of the 37th AGM and the Infosys Annual Report 2017-18 will be available on the Company's website, www.infosys.com.
17. Additional information, pursuant to Regulation 36 of the Listing Regulations, in respect of the directors seeking appointment / reappointment at the AGM, forms part of the Notice.
18. The SEBI has mandated the submission of the Permanent Account Number (PAN) by every participant in the securities market. Members holding shares in electronic form are, therefore, requested to submit their PAN to their depository participant(s). Members holding shares in physical form are required to submit their PAN details to the Registrar and Share Transfer Agents.
19. All documents referred to in the Notice will be available for inspection at the Company's registered office during normal business hours on working days up to the date of the AGM.

- The attendance registration procedure for the AGM is as follows:
  a. Shareholders are requested to tender their attendance slips at the registration counters at the venue of the AGM and seek registration before entering the meeting hall.
  b. Alternatively, to facilitate smooth registration / entry, the Company has also provided a web check-in facility, which would help the shareholder enter the AGM hall directly without going through the registration formalities at the registration counters.
  c. The web check-in facility will be available from June 20, 2018 (9:00 a.m. IST) to June 22, 2018 (5:00 p.m. IST).
- The procedure of web check-in for the AGM is as follows:
  a. Log in to https://karisma.karvy.com and click on the web check-in link.
  b. Select the company name.
  c. Pass through the security credentials viz., DP ID, Client ID / Folio entry, PAN No., and 'CAPTCHA' as directed by the system and click on the 'Submit' button.
  d. The system will validate the credentials. Click on the 'Generate my attendance slip' button that appears on the screen.
  e. The attendance slip in PDF format will appear on the screen. Select the 'PRINT' option for direct printing or download and save for printing.

The shareholder needs to furnish the printed attendance slip along with a valid identity proof such as the PAN card, passport, AADHAAR card or driving license to enter the AGM hall.

Registered office:
Electronics City, Hosur Road
Bengaluru 560 100
India

by order of the Board of Directors
for Infosys Limited

A.G.S. Manikantha
Company Secretary

April 13, 2018

Additional information on director recommended for appointment / reappointment as required under Regulation 36 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015



U.B. Pravin Rao

U.B. Pravin Rao is the Chief Operating Officer and a whole-time director of Infosys Limited. He was inducted on January 10, 2014 as a member of the Board. Pravin was the Interim Chief Executive Officer and Managing Director from August 18, 2017 to January 2, 2018.

As Chief Operating Officer of Infosys Limited, Pravin has overall strategic and operational responsibility for the entire portfolio of the Company's offerings. He oversees the key functions of global sales, global delivery and business enablement. He drives the continuous renewal of key processes, systems and policies across the Company in client relationship management, sales effectiveness, delivery excellence, quality, talent management and leadership development.

Pravin has over 30 years of industry experience. Since joining Infosys in 1986, Pravin has held a number of senior leadership roles including Head of Infrastructure Management Services, Delivery Head for Europe, and Head of Retail, Consumer Packaged Goods, Logistics and Life Sciences.

Pravin holds a degree in electrical engineering from Bangalore University, India. He is a member of the National Council of the Confederation of Indian Industry (CII) and the Executive Councils of NASSCOM and the World Business Council for Sustainable Development (WBCSD).

Age – 56 years

Nature of expertise in specific functional areas

Information Technology Services and Business Management

Disclosure of inter-se relationships between directors and Key Managerial Personnel

Nil

Listed companies (other than Infosys Group) in which U.B. Pravin Rao holds directorship and committee membership :

Directorship

Nil

Chairperson / Membership of Board committees

Nil

Shareholding in the Company

5,30,036

Note : Details of U.B. Pravin Rao's remuneration and number of Board meetings attended during fiscal 2018 are provided in the *Corporate governance report* section of the Annual Report 2017-18.

Instructions for e-voting

A detailed list of instructions for e-voting is annexed to this Notice.